SCHEDULE 13G
Amendment No. 1
Morgan Stanley India Investment
Fund
Common Stock $0.01 par value


Cusip Number:
617-45C-10-5

Item 1:  Reporting Person  Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,146,200
Item 7:  -0-
Item 8:  1,146,200
Item 9:  1,146,200
Item 11: 3.2%
Item 12: IA


Cusip Number:
617-45C-10-5

Item 1:  Reporting Person  Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,791,400
Item 7:  -0-
Item 8:  1,791,400
Item 9:  1,791,400
Item 11: 5.0%
Item 12: IA

Cusip Number: 617-45C-10-5

Item 1:  Reporting Person  Julian
H. Robertson, Jr.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,937,600
Item 7:  -0-
Item 8:  2,937,600
Item 9:  2,937,600
Item 11: 8.2%
Item 12: IN


Item 1(a) Morgan Stanley India
Investment Fund

Item 1(b) Morgan Stanley Asset
Management Inc., 1221 Avenue of the
Americas, New York, NY  10020

Item 2(a) This statement is filed
on behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2(b) The address of each
reporting person is 101 Park
Avenue, New York, NY 10178

Item 2(c) Incorporated by reference
to item (4) of the cover page
pertaining to each reporting
person.

Item 2(d) Common Stock $0.01 par
value

Item 2(e) 617-45C-10-5

Item 3. TMLLC and TPLLC are
investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4. Ownership as of December
31, 1997 is incorporated by
reference to items (5) - (9) and
(11) of the cover page pertaining
to each reporting person.

Item 5. Not applicable

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I
certify that, to the best of my
knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Under Power of Attorney Dated:
January 27, 1995,
On File with Schedule 13G for
Kohl's Corp. 2/7/95
EXHIBIT A

AGREEMENT

The undersigned agree that this
Amendment No. 1 to Schedule 13G
dated February 13, 1998 relating to
shares of common stock of Morgan
Stanley India Investment Fund shall
be filed on behalf of each of the
undersigned.


TIGER MANAGEMENT L.L.C.


/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
/s/ Nolan Altman,
Under Power of Attorney

Dated: January 27, 1995,
On File with Schedule 13G for
Kohl's
Corp. 2/7/95